

Mail Stop 3720

May 30, 2017

Steve Mollenkopf
Chief Executive Officer
Qualcomm Incorporated
5775 Morehouse Drive
San Diego, CA 92121

> **Re: Qualcomm Incorporated**
> **Form 10-K for Fiscal Year Ended September 25, 2016**
> **Filed November 2, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 26, 2017**
> **Filed April 19, 2017**
> **Response Dated April 11, 2017**
> **File No. 000-19528**

Dear Mr. Mollenkopf:

 We have reviewed your April 11, 2017 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 26, 2017

Note 2. Composition of Certain Financial Statement Items, page 9

1.   Tell us and disclose the nature of the customer-related liabilities and whether you recorded the related charge as a reduction to revenues or an operating expense.

Our Business and Operating Segments, page 28

2.   Please address per unit running royalty caps in your revenue recognition policy and further clarify how such caps are applied to sales reported by your licensees (i.e, whether

Steve Mollenkopf
Qualcomm Incorporated
May 30, 2017
Page 2

they are applied on a percentage of sales basis, on a dollar per unit basis, or some other manner).

<u>Looking forward, page 30</u>

3.   It appears that your agreement with Apple expired in the previous fiscal year and that Apple will no longer use your chips exclusively for its iPhones. Please tell us and address in future filings the impact of the loss of this iPhone exclusivity arrangement on your product sales, licensing revenues, and profitability.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications